DAVIS LLP | LEGAL ADVISORS SINCE 1892


10015745

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 67952-00001

May 3, 2010

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Assistant

Encs.

dlw 5/24

Date: **May 3, 2010**

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(e)	Special Resolution		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A

2. **Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):**

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	N/A
	(i) Audited annual financial statements and auditors' report thereon and	
	(ii) Management's Discussion and Analysis	
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	April 8, 2010 April 13, 2010
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	April 23, 2010
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	April 8, 2010 April 13, 2010
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	April 13, 2010 (property option letter agreement to acquire property)
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **NR10-07 April 13, 2010**
Shares Issued: 32,802,181

Paragon Intersects Massive Sulphides in North Target Area at South Tally Pond

- 6.0 metres of 6.60% Zinc, 0.68 % Lead, 0.61% Copper, 28.38 g/t Silver, 0.46 g/t Gold -

Paragon Minerals Corporation (PGR:TSX-V; "Paragon") is pleased to provide an update on its recently completed winter diamond drilling program at the South Tally Pond volcanogenic massive sulphide (VMS) project in central Newfoundland. The project is located adjacent to Teck Resource's Duck Pond copper-zinc mine, where Paragon holds a significant land position covering 21,400 hectares in this highly prospective, producing volcanic belt.

The 2010 winter drilling program focused on the Lemarchant massive sulphide discovery and consisted of 10 diamond drillholes (3,489 metres; LM10-41 to 48 and extensions to LM93-11 and LM08-24). The program included four infill drillholes on sections 102+50N and 103+50N; and drill testing of down-hole geophysical PEM conductors to the north (section 105N to 106N) and south (section 100N) of previously drilled massive sulphides (see attached map). Highlights of the program include:

- Infill drill hole LM10-43 intersected **30.10 metres of 9.30% zinc, 2.28% lead, 0.91% copper, 60.37 g/t silver and 1.41 g/t gold** (core length) including **17.05 metres of 14.80% zinc, 3.56% lead, 1.40% copper, 80.90 g/t silver, 1.35 g/t gold** (see news release dated March 8, 2010).
- Down-hole geophysics outlined a strong off-hole conductor extending 200-300 metres north of previously completed drillhole LM08-19 (North Target area). Drilling intersected **6.0 metres of 6.60% zinc, 0.68% lead, 0.61% copper, 28.38 g/t silver and 0.46 g/t gold** (core length) including **1.1 metres of massive sulphide of 30.54% zinc, 2.94% lead, 1.50% copper, 88.9 g/t silver and 0.72 g/t gold**.
- Intense hydrothermal alteration and proximal felsic volcanic rocks (rhyolite) intersected by drilling to date indicate a large, VMS mineralizing environment outlined over a 600-metre strike length.
- Lemarchant massive sulphide mineralization remains open for expansion within the area of current drilling and along strike to the north and south.

"We continue to be very encouraged with the discovery of new massive sulphides intersections at the Lemarchant base metal project. The favourable host rocks, alteration and mineralization intersected by our drilling to date has outlined a significant VMS mineralizing system that extends over a 600-metre strike length and remains wide open for expansion" stated Michael Vande Guchte, President and CEO of Paragon Minerals Corporation. Results of the last six hole completed on the property are summarized below.

<u>North Target area</u> - Four drillholes (1,615 metres) targeted the down-hole geophysical PEM conductor interpreted to extend 200-300 metres north of previously completed drillhole LM08-19 (see news release dated March 8, 2010). The four drillholes, spaced 50 metres apart, intersected altered and mineralized felsic volcanic rocks below the mafic volcanic hanging wall rocks (basalt) at vertical depths of 240 to 325 metres below surface.

<u>Drillhole LM08-24 (Section 105+00N)</u> was extended from 224 metres to a drilled depth of 490 metres. The drillhole intersected significant stringer to massive sulphide mineralization at 432 metres with **6.0 metres grading 6.60% zinc, 0.68% lead, 0.61% copper, 28.38 g/t silver and 0.46 g/t gold** including **1.1 metres of massive sulphides grading 30.54% zinc, 2.94% lead, 1.50% copper, 88.9 g/t silver, 0.72 g/t gold** (estimated true thickness is 70% of core length). The mineralized zone is located below a pyritic mudstone horizon and is underlain by intensely chlorite-silica altered felsic volcanic rocks containing stringer to disseminated sulphides including pyrite, sphalerite (zinc sulphide) and chalcopyrite (copper sulphide) over an 11 metres thickness. The mineralization coincides with the down-hole PEM conductor.

Drillhole LM10-48 (Section 105+00N) targeted the 50-metre down-dip extension to the massive sulphide mineralization intersected in drillhole LM08-24 and the associated down-hole PEM conductor. The drillhole intersected moderately to strongly silica-chlorite altered felsic volcanic rocks from 325.1 to 409.5 metres, with a thick, variably altered mafic intrusive unit intersected from 409.5 metres to the end of the drillhole at 541.3 metres. The mafic intrusive unit is interpreted to have cut through the projected down-dip extension of the massive sulphide stratigraphy.

Drillhole LM10-45 (Section 105+50N), located 50 metres north of LM08-24, intersected similar stratigraphy with moderate to strongly altered felsic volcanic rocks containing stringer to disseminated sulphides including pyrite, sphalerite and chalcopyrite from 391 metres to the end of the hole at 587.7 metres. The altered volcanic stratigraphy contains local pyritic mudstone horizons and is cut by numerous, altered mafic intrusive units that may have displaced any significant massive sulphide accumulations.

Drillhole LM93-11 (Section 106+00N), located 100 metres north of LM08-24, was extended from 376.2 metres to a drilled depth of 597 metres. The drillhole intersected moderately to strongly silica-chlorite altered felsic volcanic rocks from 391 metres to the end of the hole. Mineralization includes broad zones of stringer to disseminated sulphides including pyrite, sphalerite and chalcopyrite and local massive to semi-massive pyrite zones over 2 metres drilled thickness.

South Target Area - Two drillholes (548 metres) tested the up-dip continuation of massive sulphide mineralization intersected in drillhole LM07-13 and a strong off-hole geophysical PEM conductor modeled to the south of LM07-13. Both drillholes intersected altered and base metal mineralized felsic volcanic rocks below the mafic volcanic hanging wall rocks indicating the continuity of the Lemarchant footwall alteration system to the south.

Drillhole LM10-46 (Section 101+00N) targeted the 50-metre up-dip extension to the massive sulphides in drillhole LM07-13. The drillhole intersected strongly altered felsic volcanic rock at a depth of 175.75 metres with a 0.5-metre interval of semi-massive base metal sulphides at 178.0 metres. The mineralization zone is further underlain by altered felsic volcanic rocks with stringer and disseminated base metal mineralization to the end of the hole at 265.8 metres. Significant assays include **8.4 metres grading 4.30% zinc, 0.16% lead, 0.30% copper, 36.3 g/t silver, 0.38 g/t gold** (core length, estimated near true thickness).

Drillhole LM10-47 (Section 100+00N) tested the strong down-hole geophysical PEM conductor located 100 metres south of LM07-13. The drillhole intersected a 3-metre thick section of graphitic, iron-rich (pyrrhotite) mudstone at a drilled depth of 139.7 metres. The mudstone horizon is underlain by moderate to local intensely altered, felsic volcanic rocks containing disseminated to stringer base metal mineralization to the end of the drillhole at 236.4 metres. The mudstone horizon is consistent with the modeled location of the PEM conductor.

Paragon is reviewing the results of the drilling and down-hole PEM geophysical surveys completed to date with plans for continued drilling in 2010. Updated drill plan maps, sections and drill assays will be available on the company website at www.paragonminerals.com

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base metal exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through partner-funded option and joint ventures agreements. For more information on Paragon and its properties, please visit the company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

For more information contact Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6

Qualified Person – David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analyzed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of diamond drill core. All control samples conformed to the accepted contained grades of base and precious metals. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 33-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Unless otherwise indicated, all reported sample intervals are core length intervals and interpreted to be near true width.

Forward-looking statements - This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding use of proceeds, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Summary of Significant Assay Results from Drilling by Paragon at the Lemarchant Prospect

Hole	Section	From (m)	To (m)	Interval (m)	Copper (%)	Lead (%)	Zinc (%)	Silver (g/t)	Gold (g/t)
LM07-13	*101+00N*	*164.50*	*169.55*	*5.05*	*0.77*	*0.07*	*7.49*	*40.29*	*1.21*
LM10-46	***101+00N***	***174.80***	***183.20***	***8.40***	***0.30***	***0.16***	***4.30***	***36.29***	***0.38***
LM07-14	*102+00N*	*203.50*	*208.90*	*5.40*	*1.06*	*1.52*	*5.26*	*92.56*	*0.85*
LM10-43	*102+50N*	*202.00*	*232.10*	*30.10*	*0.91*	*2.28*	*9.30*	*60.37*	*1.41*
	including	*210.30*	*227.35*	*17.05*	*1.41*	*3.56*	*14.80*	*80.90*	*1.35*
LM07-15	*103+00N*	*219.00*	*233.60*	*14.60*	*0.81*	*2.13*	*9.46*	*73.44*	*1.85*
LM08-33	*103+00N*	*219.20*	*246.00*	*26.80*	*0.48*	*0.93*	*4.98*	*37.70*	*0.83*
LM10-41	**103+50N**	**194.70**	**199.50**	**4.80**	**stringer sulphides - 0.55% combined Cu, Pb, Zn**				
LM10-42	**103+50N**	**344.20**	**351.50**	**7.30**	**stringer sulphides - 1.27% combined Cu, Pb, Zn**				
LM10-44	**103+50N**	**188.00**	**197.00**	**9.00**	**stringer sulphides - 0.61% combined Cu, Pb, Zn**				
LM07-17	*104+00N*	*236.00*	*250.60*	*14.60*	*0.45*	*2.61*	*12.38*	*50.32*	*0.74*
LM08-24-ext	**105+00N**	**432.00**	**438.00**	**6.00**	**0.61**	**0.68**	**6.60**	**28.40**	**0.45**
LM08-37	*106+00N*	*296.2*	*299.2*	*3.0*	*0.97*	*0.45*	*9.32*	*16.10*	*0.26*

(Note - Results for LM07-13, 14, 15, 17, 33, 37 and 41 have been reported previously and shown in italics – see News releases dated January 18, 2008, October 30, 2008 and March 8, 2010 for further details)



Lemarchant Prospect
Mafic Volcanics
Felsic Volcanics
Airborne EM Conductor (2004)
Diamond Drill Hole (Paragon, Noranda)
2010 Diamond Drill Hole
N
Untested AEM anomalies
Open
Altered Felsic Volcanics
Sulphide Zone Trend (projected to surface)
11(ext)
45
23/24(ext) & 48
41,44
42
43
46
47
108 N
107 N
106 N
105 N
104 N
103 N
102 N
101 N
100 N
99 N
98 N
0
200
metres

For more information contact Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR
Shares Issued: 32,802,181

NR10-06 **April 8, 2010**

Paragon and Crosshair Extend Jaclyn Main Gold Zone

- Assays up to 19.9 g/t gold over 1.6 metres -

Paragon Minerals Corporation (TSX-V: PGR) is pleased to announce results from its partner-funded diamond drill program at the Golden Promise JV Gold Project, located in central Newfoundland, Canada. Paragon's joint venture partner, Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ; TSX: CXX) has completed 31 drillholes (5,089 metres) of a planned 36 drillhole (6,500 metres) diamond drill program. Highlights of the current program include:

- Jaclyn Main gold zone extended 100 metres east of the current 43-101 compliant resource estimate;
- Significant assays include 19.9 g/t gold over 1.60 metres in the eastern extension;
- Coarse visible gold intersected in 17 of the 31 drillholes completed in this program;
- Metallurgical test drillholes (12 holes, 641.1 metres) completed in central portion of Jaclyn Main Zone;
- Jaclyn North Zone extended 200 metres east - extends strike-length to 450 metres on wide-spaced drilling.

Jaclyn Main Gold Zone

Eight drillholes (2,126 metres) were completed on the eastern extension of the Jaclyn Main zone and has extended the gold-bearing quartz vein zone a further 100 metres to the east of the currently defined 43-101 compliant resource. Significant assays from the drilling include 19.9 g/t gold over 1.6 metres (GP10-121) and 5.18 g/t over 0.3 metres (GP10-108). The Jaclyn Main zone now extends over a 900 metres strike length and to a depth of 275 metres. The zone remains open along strike and to depth. An additional 1400 metres will be completed on the eastern extension.

Three drillholes (702 metres) tested the down-dip extension of the Jaclyn Main vein zone in the west-central portion of the vein zone at vertical depths ranging from 150-210 metres. Three of the drillholes intersected the gold-bearing quartz vein zone with assays of 2.52 g/t gold over 0.54 metres (GP10-122) in the lower most drillhole. The zone remains open to depth.

Twelve shallow infill drillholes (641.1 metres) designed for metallurgical testing was completed at approximately 25 metres spacing within the central portion of the Jaclyn Main Zone. Each drill hole intersected the gold-bearing vein zone over widths of 0.16 to 8.45 metres, with ten of the drillholes containing coarse visible gold. Assays results for these drillholes are pending. Preliminary metallurgical testing including gravity separation, flotation and determination of the cyanide leaching characteristics will be completed by SGS Lakefield Research Limited.

On completion of the drill program, Crosshair and Paragon also plan to conduct a surface bulk sampling program at the Jaclyn Main Zone. The bulk sample is aimed at providing a more representative gold grade for the Jaclyn Main Zone resource.

Jaclyn North Zone

Three drillholes (645 metres) tested the eastern strike and down-dip potential of Jaclyn North Zone; a parallel gold-bearing quartz vein zone located 500 metres north of the Jaclyn Main Zone. The drilling extended the zone a further 200 metres to the east and to a depth of 175 metres on wide spaced drilling. Each drillhole intersected gold-bearing quartz veins with assays of 6.19 g/t over 0.35 metres (GP10-103) and 4.68 g/t over 0.3 metres (GP10-99).

"We are pleased with the progress that JV partner Crosshair is making in extending the Jaclyn Main Zone and the Jaclyn North Zone" said Michael Vande Guchte, President and CEO of Paragon. "Results from the metallurgical testing and the planned bulk sample will be important milestones and should go a long way to further evaluating the gold potential of the project". Drilling is continuing at Golden Promise JV gold project with approximately 1400 metres of drilling to be completed.

The 2010 exploration programs are being funded by Crosshair as part of the 2009 Joint Venture Agreement (see Paragon News Release dated April 9, 2009). Paragon retains a 40% interest in the Golden Promise JV Gold Project. Assay highlights, drill plans and sections for the Golden Promise JV project will be made available on the Paragon website at http://www.paragonminerals.com/projects/newfoundland/golden_promise/

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon and its exploration partners are focused on gold and base metal exploration projects in the province of Newfoundland & Labrador. Further details on Paragon and its properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person and QA/QC – *Exploration work on the Golden Promise JV Project is being carried out by Barry Sparkes, Consulting Geologist to Crosshair and supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI 43-101. Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair.*

True widths of the reported intercepts vary depending on the angle of the individual drill holes and are estimated to be between 50% and 85% of the core interval as reported. Assay composites are reported uncut. All assay samples were prepared from sawn NQ-sized half-core sections on site in Newfoundland. Samples were shipped to Accurassay Laboratories prep facility in Gambo, Newfoundland and assayed at their Thunder Bay, Ontario laboratory using standard fire assay methods on a 50-gram sample with an AA finish. Samples that contain visible gold are automatically assayed using the metallic screen method. All samples that assay over 1g/t gold are also rerun using the metallic screen method. Standards, blanks and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing QA/QC program. Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding regulatory approvals, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the*

---

statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

For more information, contact Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6

Exemption No.: 82-35102

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

Paragon Minerals Corporation
1500 – 701 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: 604-629-2353
Fax: 604-629-2489

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- ☐ Financial Services
- ☐ investment companies and funds
- ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- ☐ Mining
  - ☒ Exploration/development
- ☐ Production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

April 13, 2010

Item 6: For each security distributed:

(a) describe the type of security,

Common shares

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

40,000 Common shares

(c) state the exemption(s) relied on.

S. 2.13 of NI 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[(1)]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Manitoba	**1**	**0.165**	**$6,600**
Total number of Purchasers			
Total dollar value of distribution in all jurisdictions (Canadian $)			**$6,600**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
		Securities			
	Cash (Canadian $)	Number and type of securities issued	Price per security	Exemption relied on and date of distribution	Total dollar value of compensation (Canadian $)
Not Applicable					

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: April 21, 2010

Paragon Minerals Corporation

Name of issuer (please print)

Michael J. Vande Guchte, President & CEO (604) 629-2353

Print name, title and telephone number of person signing



Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Michael Vande Guchte, President & CEO
Paragon Minerals Corporation
604-629-2353

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.



Bulletin Contents

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Paragon Minerals Corporation

Listed Company

PARAGON MINERALS CORPORATION ("PGR")
BULLETIN TYPE: Property-Asset or Share Purchase Agreement
BULLETIN DATE: April 13, 2010
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing the Property Option Letter Agreement, dated November 9, 2009, between Paragon Minerals Corporation (the "Company") and Mr. Perry English, agent for Rubicon Minerals Corp. ("Perry English"), whereby the Company will acquire a 100% interest in the Gold Star Property, Patricia mining Division, Ontario ("Gold Star Property"), subject to a 1.5% NSR. The Company can purchase 50% of the NSR for $750,000 and retains a right of first refusal on the remaining 50%.

In consideration of the acquisition the Company will:
* Pay $ 95,000 over four years to Perry English; and
* Issue 200,000 shares over four years to Perry English.

Further information on the transaction is available in the Company's new release dated November 12, 2009.

TSX-X